

April 7, 2014

Via E-mail
Christopher D. Pappas
President and Chief Executive Officer
Trinseo S.A.
1000 Chesterbrook Boulevard, Suite 300
Berwyn, PA 19312

> **Re:** **Trinseo S.A.**
> **Registration Statement on Form S-1**
> **Filed March 14, 2014**
> **File No. 333-194561**

Dear Mr. Pappas:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosures throughout the document may cause us to raise issues on areas not previously commented upon.

2. Please note that we may have comments on the legal opinion and other exhibits once you file them, and sections of the registration statement that are currently not complete, including the "Use of Proceeds", "Capitalization", "Dilution" and "Underwriting" sections. We will need adequate time to review them before we will entertain a request to accelerate the effectiveness of the registration statement.

3. Prior to the effectiveness of your registration statement, please arrange to have a representative of the Financial Industry Regulatory Authority, or FINRA, call us to confirm

that FINRA has finished its review and has no additional concerns regarding the underwriting arrangements, or send us a copy of the confirmation letter you have received from FINRA.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45

Asset Impairments, page 71

4. You disclose on page 51 that your effective tax rate was impacted by the tax effect of losses of $16.4 million incurred in jurisdictions such as Australia, Brazil, and Luxembourg. Please quantify on page 71 the carrying value of property, plant and equipment as well as intangible assets located in Australia, Brazil and Luxembourg. Absent this disclosure, investors are unable to assess the materiality of a future impairment charge in the event operating results in these locations don't significantly improve. Please also disclose the factors you considered in assessing potential impairments to the assets located in Australia, Brazil and Luxembourg given the losses noted on page 51.

Financial Statements

Note N – Income Taxes, page F-27

5. We note that valuation allowances on your deferred tax assets increased by $9.1 million in 2013, from $41.3 million to $50.4 million. We further note your reconciliation of the U.S. statutory rate to the effective tax rate on page F-28 includes a line item related to the change in valuation allowances in the amount of $16.4 million. Please provide us with a reconciliation showing the differences between the $9.1 million increase in valuation allowances on your deferred tax assets and the $16.4 million change in valuation allowances.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Gordon, Staff Accountant at (202) 551-3866 or, in his absence, Al Pavot, Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Era Anagnosti, Staff Attorney at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: <u>Via E-mail</u>
Craig Marcus, Esq.